Exhibit 2
BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2017

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2017

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2016	2017
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	2,469	6,946
Short-term bank deposits	33,154	45,616
Prepaid expenses	255	560
Other receivables	223	541
Total current assets	36,101	53,663

NON-CURRENT ASSETS
Long-term prepaid expenses	52	53
Property and equipment, net	2,605	2,463
Intangible assets, net	181	6,869
Total non-current assets	2,838	9,385
Total assets	38,939	63,048

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	2,590	4,262
Other	978	1,059
Total current liabilities	3,661	5,414
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	250	203
Warrants	1	1
Total non-current liabilities	251	204
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,912	5,618

EQUITY
Ordinary shares	1,513	2,570
Share premium	199,567	231,368
Other comprehensive loss	(1,416)	(1,416)
Capital reserve	10,569	9,866
Accumulated deficit	(175,206)	(184,958)
Total equity	35,027	57,430
Total liabilities and equity	38,939	63,048

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2016	2017	2016	2017
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(2,740)	(4,062)	(5,279)	(7,652)
SALES AND MARKETING EXPENSES	(272)	(288)	(520)	(969)
GENERAL AND ADMINISTRATIVE EXPENSES	(854)	(844)	(1,843)	(1,874)
OPERATING LOSS	(3,866)	(5,194)	(7,642)	(10,495)
NON-OPERATING INCOME (EXPENSES)	48	(4)	196	(9)
FINANCIAL INCOME	88	304	232	761
FINANCIAL EXPENSES	(5)	(3)	(9)	(9)

NET LOSS AND COMPREHENSIVE LOSS	(3,735)	(4,897)	(7,223)	(9,752)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.07)	(0.05)	(0.13)	(0.13)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	56,423,601	94,487,470	55,651,371	76,571,351

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Other	Capital	Accumulated
	shares	premium	reserves	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2016	1,455	196,201	(1,416)	10,735	(159,365)	47,610
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2016:
Issuance of share capital, net	4	1,591	-	-	-	1,595
Employee stock options forfeited and expired	-	66	-	(66)	-	-
Share-based compensation	-	-	-	582	-	582
Comprehensive loss for the period	-	-	-	-	(7,223)	(7,223)
BALANCE AT JUNE 30, 2016	1,459	197,858	(1,416)	11,251	(166,588)	42,564

	Ordinary	Share	Other	Capital	Accumulated
	shares	premium	reserves	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2017	1,513	199,567	(1,416)	10,569	(175,206)	35,027
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2017:
Issuance of share capital, net	1,056	30,241	-	-	-	31,297
Employee stock options exercised	1	320	-	(321)	-	-
Employee stock options forfeited and expired	-	1,240	-	(1,240)	-	-
Share-based compensation	-	-	-	858	-	858
Comprehensive loss for the period	-	-	-	-	(9,752)	(9,752)
BALANCE AT JUNE 30, 2017	2,570	231,368	(1,416)	9,866	(184,958)	57,430

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2016	2017
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(7,223)	(9,752)
Adjustments required to reflect net cash used in operating activities (see appendix below)	(223)	1,746
Net cash used in operating activities	(7,446)	(8,006)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(19,804)	(36,422)
Maturities of short-term deposits	24,182	24,233
Purchase of property and equipment	(164)	(90)
Purchase of intangible assets	(24)	(3,721)
Net cash provided by (used in) investing activities	4,190	(16,000)

CASH FLOWS - FINANCING ACTIVITIES
Issuances of share capital, net	1,595	28,312
Repayments of bank loan	(48)	(47)
Net cash provided by financing activities	1,547	28,265

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,709)	4,259
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	5,544	2,469
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	42	218
CASH AND CASH EQUIVALENTS - END OF PERIOD	3,877	6,946

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2016	2017
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	245	250
Long-term prepaid expenses	4	(1)
Interest and exchange rate differences on short-term deposits	(204)	(273)
Share-based compensation	582	858
Exchange differences on cash and cash equivalents	(42)	(218)
Gain on adjustment of warrants to fair value	(193)	-
	392	616

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(352)	(623)
Increase (decrease) in accounts payable and accruals	(263)	1,753
	(615)	1,130
	(223)	1,746

Supplementary information on interest received in cash	192	258

Supplementary non-cash investment (see Note 4b)		2,985

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1  –   GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, primarily in the fields of oncology and immunology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology. See Notes 4b and 6.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2017, and for the three and six months then ended, were approved by the Board of Directors on August 7, 2017, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2   –  BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2017 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3  –   SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016 and for the year then ended.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4  –   ISSUANCES OF SHARE CAPITAL

a.	Share purchase agreement with Lincoln Park Capital

In May 2014, BioLineRx and Lincoln Park Capital Fund (“LPC”), entered into a $20 million, 36-month purchase agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

During the six months ended June 30, 2017, BioLineRx issued a total of 2,124,952 ADSs to LPC for aggregate gross proceeds of $2,130,000. In connection with these issuances, a total of 53,124 ADSs was issued to LPC as a commitment fee and a total of $43,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the purchase agreement through the date of these financial statements, BioLineRx has sold a total of 5,550,603 ADSs to LPC for aggregate gross proceeds of $7,000,000. In connection with these issuances, a total of 138,766 ADSs were issued to LPC as a commitment fee and a total of $140,000 was paid to Oberon Securities as a finder’s fee. The purchase agreement with LPC expired in accordance with its terms on July 1, 2017.

b.	Share issuance to Agalimmune shareholders

In March 2017, in connection with the Agalimmune acquisition, the Company issued 2,550,935 ADSs to the shareholders of Agalimmune. See Note 6.

c.	Underwritten public offering

In April 2017, the Company completed an underwritten public offering of approximately 33.8 million ADSs at a public offering price of $0.85 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.2 million, after deducting fees and expenses.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5  –   SHAREHOLDERS’ EQUITY

                       As of December 31, 2016 and June 30, 2017, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2016	2017

Authorized share capital	150,000,000	150,000,000

Issued and paid-up share capital	57,033,355	95,617,620

	In USD and NIS
	December 31,	June 30,
	2016	2017

Authorized share capital (in NIS)	15,000,000	15,000,000

Issued and paid-up share capital (in NIS)	5,703,336	9,561,762

Issued and paid-up share capital (in USD)	1,513,294	2,570,225

NOTE 6  –   AGALIMMUNE ACQUISITION

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. for initial consideration of approximately $6.0 million, of which $3.0 million was in cash and the remainder in the Company’s ADSs. The acquisition expanded the Company’s pipeline to include Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Due in part to the early stage of AGI-134 and other elements evaluated by the Company’s management as required by IFRS, the acquisition has been accounted for in the Company’s financial statements as an asset transaction. Total costs associated with bringing the asset into the Company’s pipeline include additional expenses of approximately $0.7 million, resulting in a total increase in intangibles reflected in the Company’s financial statements of approximately $6.7 million as of June 30, 2017.

Additional consideration may be due to Agalimmune shareholders based on certain development and commercial milestones, including future sales of Agalimmune products.

NOTE 7  –   EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 8,495,575 ADSs, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs. The Series A warrants have an exercise price of $2.00 per ADS and are exercisable for a term of four years.  The Series B warrants have an exercise price of $4.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were approximately $9.5 million, after deducting fees and expenses.